June 18, 2025

Choo Chee Kong
Chairman & Director
CytoMed Therapeutics Limited
1 Commonwealth Lane
#08-22
Singapore 149544

       Re: CytoMed Therapeutics Limited
           Registration Statement on Form F-3
           Filed June 13, 2025
           File No. 333-288033
Dear Choo Chee Kong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yarona L. Yieh, Esq.